Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dragon Victory International limited

(Name of Issuer)

Ordinary Share, $0.0001 par value

(Title of Class of Securities)

G28365 107
(CUSIP Number)

Yu Han Suite B1-901, No.198, Qidi Road,

Xiaoshan District, Hangzhou, PRC

Telephone:  +86-571-82213772

______

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Honesty Heart Ltd
S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: British Virgin Islands

Number of Shares	(7) Sole Voting Power: 7,250,000
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 7,250,000

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

7,250,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)	Percent of Class Represented by Amount in Row (11):

63.5%(1)

(14)	Type of Reporting Person (See Instructions): CO

(1) Percentage calculated based on 11,421,394 ordinary shares outstanding of the Issuer as of September 15, 2017.

CUSIP Number: G28365 107

(1)	Name of Reporting Persons: Yu Han
S.S. or I.R.S. Identification Nos. of above persons:

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) OO

(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e)

(6)	Citizenship or Place of Organization: P.R. China

Number of Shares	(7) Sole Voting Power: 7,250,000
Beneficially Owned
By Each Reporting	(8) Shared Voting Power:
Person With
(9) Sole Dispositive Power: 7,250,000

(10) Shared Dispositive Power:

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

7,250,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions).

(13)	Percent of Class Represented by Amount in Row (11):

63.5%(1)

(14)	Type of Reporting Person (See Instructions): IN

(1) Percentage calculated based on 11,421,394 ordinary shares outstanding of the Issuer as of September 15, 2017.

CUSIP Number: G28365 107

Item 1. Security and Issuer.

Securities acquired: ordinary shares, $0.0001 par value (“Ordinary Shares”)

Issuer:	Dragon Victory International Limited. (the “Issuer”)

Suite B1-901, No.198, Qidi Road,

Xiaoshan District, Hangzhou, PRC

Telephone: +86-571-82213772

Item 2. Identity and Background.

(a) This statement is filed by Honesty Heart Ltd. (“Honesty Heart”), and Mr. Yu Han (collectively, the “Reporting Persons”). Honesty Heart is the holder of record of approximately 63.5% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding as of September 15, 2017. Mr. Han is the CEO and Chairman of the Issuer. Mr. Han is the sole director of Honesty Heart and holds 100% ownership of Honesty Heart. Mr. Han beneficially hold approximately 63.5% of the Issuer’s outstanding Ordinary Shares through his 100% ownership of Honesty Heart.

(b) The address of the principal business and principal office of Honesty Heart is Start Chambers, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The residential address of Mr. Yu Han is Room 2001, Fenghuang Center, No. 28 Qiutao Road, Shangcheng District, Hangzhou, China .

(c) The principal business of Honesty Heart is to act as an investment holding company. Mr. Han is the sole director of Honesty Heart and CEO and Chairman of the Issuer.

(d) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f) Honesty Heart is a British Virgin Islands company. Mr. Yu Han is a citizen of P.R. China.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was nominal. The source of these funds was the working capital of Honesty Heart.

CUSIP Number: G28365 107

Item 4.	Purpose of the Transaction

In connection with the organization of the Issuer, on June 19, 2015, the Issuer issued 23,280,000 Ordinary Shares (the “Founder Shares”) to Honesty Heart for nominal consideration, in a private transaction among the Issuer, Honesty Heart and some other unrelated parties (collectively, Founder Shareholders”) under Cayman Islands laws.

In January 2016, all of the Founder Shareholders except Honesty Heart transferred an aggregate of 61,720,000 Ordinary Shares to Honesty Heart and 15,000,000 Ordinary Shares to Destiny Links Ltd (“Destiny Link”), an entity 100% owned by Ms. Koulin Han for nominal consideration in a private transaction under Cayman Islands laws.

On January 2, 2017, pursuant to certain share purchase agreement (“Share Purchase Agreement”), Honesty Heart and Destiny Links sold an aggregate of 19,990,000 shares of Ordinary Shares, to three non-affiliated parties, Hong Limited, Guomiao Chen, and Ultimate City Limited for $0.5 per share, where Honesty Heart sold 12,500,000 shares for a cash consideration of $6,250,000.

On July 25, 2017, Board of Directors and Stockholders of the Issuer approved a reverse stock split of the outstanding shares of the Ordinary Shares at a ratio of 1-for-10 shares(“Reverse Split”), which was effected on July 25, 2017.

On September 15, 2017, the Issuer closed its initial public offering (“IPO”) of 1,421,394 ordinary shares at a price to the public of $6.00 per share for a total of $8,528,363 in gross proceeds before expenses, underwriting discount and commissions.

As a result of the above mentioned transactions, Reverse Split and IPO, the Reporting Persons currently beneficially owns 63.5%Ordinary Shares.

The Ordinary Shares owned by the Report Persons have been acquired for investment purposes. The Reporting Person may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except as set forth in this Item 4, neither Mr. Yu Han nor Honesty Heart, has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Honesty Heart may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP Number: G28365 107

Item 5.	Interest in Securities of the Issuer

(a)       The aggregate number and percentage of Ordinary Shares beneficially or directly owned by the Reporting Persons is based upon a total of 11,421,394 Ordinary Shares outstanding as of September 15, 2017, the closing of the IPO. The Reporting Persons beneficially own 7,250,000 Ordinary Shares, representing approximately 72.5% issued and outstanding Ordinary Shares of the Issuer.

(b)       Mr. Yu Han has the controlling, but shared, power to vote or to direct the vote and controlling, but shared, power to dispose or direct the disposition of 7,250,000 Ordinary Shares. Honesty Heart has sole power to vote or to director the vote and the sole power to dispose or direct the disposition of 7,250,000 Ordinary Shares.

(c) Other than as described herein, the Reporting Person has not effected any transactions in Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Founder Shares Issued

On June 19, 2015, in connection with the organization of the Issuer, the Founder Shares were issued to Honesty Heart for a nominal consideration in a private transaction under Cayman Islands laws.

Founder Shares Transfer

In January 2016, White Knight Limited, Great Power Limited, Ultimate Courage Limited, Cool Courage Limited Victory Cup Limited, High Land Limited, Beautiful Colours Limited, Beautiful Butterfly Limited, Advanced Study Limited, Rainbow Heaven Limited, Raintree Limited, Eternal Faith Limited, Starting Point Limited, Believe Holding Limited, Tomorrow Land Limited and My Faith Limited (Collectively “Founder Shareholders”) transferred collectively an aggregate of 61,270,000 Ordinary Shares to Honesty Heart for a nominal consideration in a private transaction pursuant to Cayman Islands Law.

Share Purchase Agreement

On January 2, 2017, Honesty Heart and Destiny Links sold an aggregate of 19,900,000 shares of Ordinary Shares, to three non-affiliated parties, Hong Limited, Guomiao Chen, and Ultimate City Limited for $0.5 per share, where Honesty Heart sold 12,500,000 shares for a cash consideration of $6,250,000.

CUSIP Number: G28365 107

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement date September 25, 2017

CUSIP Number: G28365 107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 25, 2017

Honesty Heart Ltd*

By:   /s/ Yu Han

Name: Yu Han

Title: Sole Director

/s/ Yu Han

Yu Han*

* The Reporting Persons disclaim beneficial ownership of the Ordinary Share except to the extent of their pecuniary interest therein.